FRAN STOLLER
Partner

345 Park Avenue	Direct	212.407.4935
New York, NY 10154	Main	212.407.4000
	Fax	212.214.0706
	fstoller@loeb.com

July 23, 2013

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Titan Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
File No. 000-27436

Dear Mr. Reidler:

On behalf of our client, Titan Pharmaceuticals, Inc., a Delaware corporation (“Titan” or the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of an Annual Report on Form 10-K/A for the fiscal year ended December 31, 2012 (the “10-K/A”).

The 10-K/A is being filed to respond to the comments set forth in the Staff’s letter dated July 22, 2013 (the “Staff’s Letter”). In order to facilitate your review of the 10-K/A, we have restated and responded, on behalf of the Company, to the comments set forth in the Staff’s Letter.

Comment Number	Response

Business

License Agreements, pages 5-6

1.	We note your discussion of a license agreement with Braeburn regarding the commercialization of Probuphine in the United States and Canada. Please disclose the duration and termination provisions of the agreement.

The disclosure in the first paragraph under the heading “License Agreements” on page 5 of the 10-K/A has been expanded to include a discussion of the term and termination provisions of the license agreement between Titan and Braeburn.

Patents and Proprietary Rights, page 6

2.	You mention that you are the assignee of a patent relating to the use of

Jeffrey P. Riedler

July 23, 2013

Probuphine for the treatment of opioid addiction. As to any licensed or assigned material patents related to Probuphine, please indicate from whom the patents were licensed or assigned and describe the material terms of the license agreement or assignment, including duration and any conditions that must be satisfied in order to maintain the use of the patent. If the patent was assigned to you from a licensee please also identify the original licensor, the assigning licensee and the terms of the original license. Please file all such license or assignment agreements as exhibits to your annual report. Alternatively, provide us your analysis as to why you are not substantially dependent on any such agreements.

Please note that Titan is the owner of the patents referenced in the Staff’s Letter. The term assignee was used to reflect the fact that patents must be filed by the individual inventor(s) and then assigned to their employer entity. To avoid misunderstanding, the word “assignee” has been changed to “owner.”

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935 or David Levine at (212) 407-4923.

Sincerely,

/s/ Fran Stoller

Fran Stoller

Partner